Exhibit 4

THORNDALE FARM, LLC

AMENDED AND RESTATED MASTER SERVICE AGREEMENT

This Amended and Restated Master Service Agreement (the “Agreement”) is dated as of November 1, 2010 and is made by and between Thorndale Farm, LLC, a Delaware limited liability company (“Thorndale Farm”), and each client (each, a “Client” and collectively, the “Clients”) made party to this Agreement pursuant to an addendum executed by Thorndale Farm and Client (each, a “Client Addendum”). Each Client Addendum shall be substantially in the form(s) of the Client Addendum attached to this Agreement or such other form(s) as Thorndale Farm shall provide from time to time.

RECITALS

WHEREAS, Thorndale Farm provides services to descendants of Oakleigh L. Thorne, the spouses of such descendants and the trustees or fiduciaries of trusts or entities created by or for the benefit of such descendants and their spouses (collectively, “Family Members”), including investment oversight, trust administration, estate planning, accounting and non-profit activities;

WHEREAS, Thorndale Farm currently provides investment advice only to Family Members, and is not registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”);

WHEREAS, Thorndale Farm has filed an application (the “Relief Request”) with the Securities and Exchange Commission (“SEC”) for an order under Section 202(a)(11)(G) of the Advisers Act declaring Thorndale Farm and its employees acting within the scope of their employment to be persons not within the intent of Section 202(a)(11) of the Advisers Act, which defines the term “investment adviser”;

WHEREAS, the SEC has been directed to create en exclusion from the definition of “investment adviser” under the Advisers Act for “family offices” within one year of enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act;

WHEREAS, Thorndale Farm believes that it will meet the definition of a “family office” and in the event that it does, it will no longer pursue the Relief Request;

WHEREAS, Thorndale Farm and each Client previously entered into a Master Service Agreement, dated as of July 1, 2009 (the “Former Agreement”); and

WHEREAS, Thorndale Farm wishes to amend and restate the Former Agreement in its entirety.

ARTICLE 1

CERTAIN MATTERS

1.1 Legal Status of Thorndale Farm. Thorndale Farm represents that it (a) is a limited liability company duly organized and validly existing under the laws of the State of Delaware and (b) has limited liability company power to perform its obligations under this Agreement.

1.2 Legal Status of Client. With respect to each Client for whom this Agreement is entered into by a trustee or other fiduciary, such Client represents that Client has the power to own its property and to employ service providers, agents, representatives and employees as contemplated by this Agreement, and that the person signing this Agreement has the authority to enter into this Agreement.

1.3 Assets Managed By Thorndale Farm. The initial assets to be managed by Thorndale Farm for each Client pursuant to this Agreement are listed on the Client Addendum. Each Client may designate additional assets to be managed by Thorndale Farm pursuant to an updated Client Addendum executed by Thorndale Farm and such Client. Client assets managed by Thorndale Farm pursuant to this Agreement are referred to as the “Assets” of such Client.

1.4 Custodial Arrangements. Thorndale Farm will not have custody of any Assets. Assets invested in family investment vehicles may be custodied with an independent custodian selected by Thorndale Farm or such assets may be allocated to portfolio funds for which custodians and clearing brokers are selected by investment managers (“Third Party Managers”). Custody of each Client’s Assets other than Assets invested in family investment vehicles will be maintained with the independent custodian selected by such Client and named on the relevant Client Addendum (the “Custodian”). Each Client will be solely responsible for paying all fees or charges of the Custodian in respect of such Client’s Assets. Subject to subparagraph 2.1(d) of this Agreement, each Client authorizes Thorndale Farm to give Custodian instructions for the purchase, sale, conversion, redemption, exchange or retention of any security, cash or cash equivalent or other investment Asset of such Client. Each Client also authorizes Thorndale Farm to instruct Custodian on such Client’s behalf to (i) send the Client at least quarterly a statement showing all transactions occurring with respect to the Assets during the period covered by the account statement, and the funds, securities and other Assets of such Client at the end of the period; and (ii) provide Thorndale Farm copies of all periodic statements and other reports in respect of the Assets that Custodian sends to such Client.

ARTICLE 2

SERVICES TO BE PROVIDED

2.1 Services To Be Performed.

(a) Provision of Services. In consideration of the compensation payable pursuant to paragraph 3.1 of this Agreement and other good and valuable consideration, Thorndale Farm, through its authorized agents, representatives and employees, agrees to provide to each Client certain financial and administrative services with respect to such Client’s Assets, subject to the terms and conditions of this Agreement.

(b) Election of Services by Trusts or Entities. Each Client that is a trust or entity may elect for Thorndale Farm to provide any or all of the following services pursuant to the Client Addendum:

(1)	Develop and implement, subject to the approval of such Client, investment strategy, asset allocation, investment guidelines and performance benchmarks for such Client.

(2)	Manage the selection, engagement and evaluation of Third Party Managers.

(3)	Create and administer family investment vehicles for pooled investing.

(4)	Maintain legal records for all family investment vehicles in which such Client has an interest.

(5)	Monitor investment performance.

(6)	Review and approve bank reconciliations.

(7)	Assist in income tax planning, prepare estimated tax payments and prepare income tax returns.

(8)	Manage real estate owned by such Client listed on the statement attached to the relevant Client Addendum including liability insurance and real estate tax payments.

(9)	Manage and administer the property, casualty and umbrella insurance coverage, premiums and claims for property owned by such Client and described on the statement attached to the relevant Client Addendum (it being understood that the Client is responsible for payment of insurance premiums and determining the amount of coverage).

(10)	If such Client is a trust, prepare periodic trust accountings and maintain other trust records.

(11)	Serve as liaison with outside advisors, including legal counsel, financial advisors, tax and accounting advisors and trustees.

(12)	Provide periodic investment and status reports to such Client.

(13)	Meet personally with such Client to review the status of such Client’s financial performance and risk management, and answer any questions that such Client may have regarding any of the matters that are the subject of this Agreement.

(14)	Provide such additional services to Client as Thorndale Farm and Client may from time to time agree, such additional services (and the additional fees, if any, payable to Thorndale Farm therefor) to be set forth on the Client Addendum.

(c) Election of Services by Individuals. Each Client who is an individual may elect for Thorndale Farm to provide any or all of the services set forth in subparagraph 2.1(b) of this Agreement plus any or all of the following additional services pursuant to the Client Addendum:

(1)	Financial planning, including assisting such Client in preparing a budget or cash flow projection and financial statement, and cash management.

(2)	Facilitate the acquisition and maintenance of any type of insurance, including life insurance, medical insurance, and long-term care insurance, but Client is responsible for approval of the terms and amount of such insurance.

(3)	Coordinate estate planning and implementation process for such Client.

(4)	Provide ongoing financial education for such Client and such Client’s family.

(5)	Organize periodic family meetings.

(d) Discretion Subject to Client Oversight. Subject to the ultimate authority of each Client and to receipt by Thorndale Farm of specific written instructions from such Client, Thorndale Farm is hereby granted full and continuing authority and discretion on behalf of each Client to make all investment decisions for such Client with respect to the Assets, provided that Thorndale Farm uses commercially reasonable efforts to implement and comply with investment strategy, asset allocation and investment guidelines adopted by such Client and agreed in writing with Thorndale Farm.

(e) Allocation of Investment Opportunities. Each Client acknowledges that Thorndale Farm (or its agents) may give advice and take action with respect to its other clients that may differ from the advice given, or the action taken, with respect to Assets; provided that, to the extent practicable, Thorndale Farm shall use commercially reasonable efforts to allocate investment opportunities among interested and eligible clients over a period of time on a fair and equitable basis. Without limiting the foregoing, each Client acknowledges that Third Party Managers identified by Thorndale Farm may, but not necessarily will, be the same asset managers engaged for certain accounts owned by other clients of Thorndale Farm.

(f) Information. Each Client agrees to provide Thorndale Farm with such additional information as Thorndale Farm may request from time to time to assist it in performing its duties under this Agreement.

2.2 Agents, Representatives and Employees. Each Client understands and agrees that Thorndale Farm may appoint and employ such agents, representatives and employees and/or retain the services of such persons or business entities as Thorndale Farm deems necessary to assist in the performance of its obligations under this Agreement. Such agents, representatives, employees, persons and business entities shall be compensated by Thorndale Farm, except where they are engaged in the name of and for the account of one or more Clients pursuant to paragraph 3.2 of this Agreement.

2.3 Term and Termination. This Agreement shall be effective as of January 1, 2010, and shall continue in full force and effect unless terminated as set forth below.

(a) Subject to the other provisions of this paragraph 2.3, this Agreement may be terminated at any time without penalty by Thorndale Farm or any Client, solely in respect of such Client, upon not less than ninety (90) days’ prior written notice. This Agreement may also be terminated immediately upon notice (i) by a non-breaching party, solely in respect of such party, if a party commits a material breach of its obligations and fails to remedy such breach within fifteen (15) days after receipt of notice from the non-breaching party, (ii) by Thorndale Farm if a Client is in bankruptcy, liquidation or receivership, (iii) by Thorndale Farm if a Client violates such Client’s governing documents, applicable law, rules or regulations or any order, judgment or decree of any court or other agency of government, and such violation would reasonably be expected to have a material adverse effect on Thorndale Farm, (iv) by a Client, solely in respect of such Client, if Thorndale Farm is in bankruptcy, liquidation or receivership, (v) by a Client, solely in respect of such Client, if Thorndale Farm violates applicable law, rules or regulations or any order, judgment or decree of any court or other agency of government in any material respect.

(b) Each Client understands and acknowledges that, consistent with the investment strategy, asset allocation, investment guidelines agreed in writing between Thorndale Farm and such Client: (i) Assets may be invested (either directly or indirectly through a family investment vehicle) in portfolio funds managed by Third Party Managers that restrict or do not permit redemptions by investors or in other illiquid investments; (ii) Thorndale Farm family investment vehicles will not necessarily provide a Client with liquidity any greater than the liquidity provided by the underlying portfolio funds themselves; and (iii) termination of this Agreement with respect to a Client will not result automatically in, and is separate and distinct from, the process of effecting redemptions from such family investment vehicles and the portfolio funds managed by Third Party Managers. Accordingly, in the event of termination of this Agreement with respect to a Client, Thorndale Farm and such Client shall (to the greatest extent permitted by law) each have the right to cause this Agreement to be extended for such time as may be necessary to allow for the orderly liquidation or transfer of Assets and any liabilities associated with such Assets, and Thorndale Farm agrees to act in good faith (and to cause its personnel to act in good faith) to conduct such orderly liquidation or transfer of Assets. During any period during which Thorndale Farm provides such assistance to a Client, Thorndale Farm shall receive compensation from such Client at a rate agreed upon by Thorndale Farm and such Client (rather than as set forth in paragraph 3.1 of this Agreement).

(c) If this Agreement is terminated with respect to a Client, the Agreement shall remain in full force and effect with respect to each other Client. Furthermore, no termination of this Agreement shall affect (i) the validity of any action taken by Thorndale Farm in accordance with the terms of this Agreement prior to such termination or (ii) the liabilities or obligations of Thorndale Farm and the relevant Client arising from or in connection with services performed or transactions initiated prior to such termination. Without limiting the generality of the foregoing, the provisions of this paragraph, Article 4 and paragraph 5.3 of this Agreement shall survive any termination of this Agreement.

2.4 Authority of Thorndale Farm. With respect to each Client that is a trust, estate or similar entity, such Client agrees that the trustees, executors or other fiduciaries with respect to such entity retain all such fiduciary duties and are not delegating any of their respective fiduciary duties to Thorndale Farm. Subject to the direction and control of each Client and the preceding sentence, Thorndale Farm shall have such authority as necessary to perform such duties with respect to such Client as shall be necessary or desirable for Thorndale Farm to provide the services required of it by this Agreement. In furtherance thereof, each Client shall issue such revocable powers of attorney as Thorndale Farm may from time to time reasonably request.

2.5 Prohibition on Commingling of Funds. The funds of each Client shall not be commingled with the funds of Thorndale Farm or any other person or entity, but may be invested with the consent of such Client in, among other things, pooled investment vehicles created to facilitate investments by Family Members.

ARTICLE 3

COMPENSATION AND EXPENSES

3.1 Compensation. Thorndale Farm shall be entitled to compensation for services under this Agreement as follows:

(a) Annual Fee. Each Client agrees to pay to Thorndale Farm an annual management fee (“Annual Fee”) equal to an annual fee rate (“Annual Fee Rate”) multiplied by the gross value of Assets (not reduced by the value of any liabilities, whether or not secured by the Assets) as of the January 1 at the start of such period. Each Client and Thorndale Farm agree that the Annual Fee Rates for the periods beginning January 1 of each 2009, 2010, 2011 shall be as set forth in the Client Addendum. Annual Fees shall be payable quarterly throughout the term of this Agreement, in arrears, commencing as of the date hereof. Each compensation year shall begin January 1 and end on the following December 31. To the extent that this Agreement provides for the payment of Annual Fees for any quarterly period ending prior to the date of signature of the Addendum which Annual Fees were not payable pursuant to the Prior Agreement, such unpaid Annual Fees shall increase the amount payable by Client at the last day of the immediately following calendar quarter, unless otherwise agreed by Thorndale Farm.

(b) Value of Assets. Client and Thorndale Farm agree that the value of Assets as of December 31, 2008 and as of December 31, 2009 are as set forth in the Client Addendum.

(c) Annual Fee Adjustments. Thorndale Farm shall provide in writing no later than November 15 of each year the Annual Fee Rate for the following compensation year beginning January 1. If no such notice is provided, the Annual Fee Rate for the following compensation year beginning January 1 shall be the same as for the current compensation year. If such notice is provided, no later than January 1, each Client shall notify Thorndale Farm in writing of any objections to the proposed Annual Fee Rate. If a Client and Thorndale Farm cannot reach agreement as to the Annual Fee Rate or the value of Assets, the Annual Fee for such year shall be (1) the Annual Fee for the prior compensation year plus (2) an amount equal to the annual U.S. inflation rate, as measured by the Consumer Price Index for All Urban Consumers reported by the U.S. Department of Labor Bureau of Labor Statistics, times the Annual Fee for the prior compensation year.

(d) Amount of Annual Fee Payable Upon Termination. If this Agreement is terminated with respect to a Client before the end of any quarter of a compensation year, the Annual Fee to be paid with respect to the quarter in which such termination occurs shall be pro rated (according to the proportion that the period during the quarter but prior to the termination date bears to the full quarterly period) and Client shall pay such amount to Thorndale Farm; provided that, if Thorndale Farm continues to provide assistance to Client pursuant to subparagraph 2.3(b), Thorndale Farm shall be entitled to charge an additional amount equal to the compensation agreed upon by Thorndale Farm and such Client to the extent that such compensation is then due and payable.

(e) Annual Fee Based on Estimated Portfolio Fund Valuations. Each Client acknowledges that to the extent such Client’s Assets include interests in family investment vehicles, the value of such Assets will be primarily based on estimated valuations of the family investment vehicles’ holdings in the underlying portfolio funds provided by the portfolio funds’ administrators or Portfolio Managers. There can be no assurance that such estimates are accurate, and, in the event that an administrator or Portfolio Manager corrects or revises an estimate after the Annual Fee has been calculated using such estimate, Thorndale Farm generally will not make any adjustments to such Annual Fee. Each Client further acknowledges that the Annual Fee will be determined annually and paid in quarterly installments, in arrears, based primarily upon those portfolio fund valuations as of December 31 of the prior compensation year that are made available to Thorndale Farm on or before March 1 of the current compensation year. For example, the Annual Fee for the compensation year beginning January 1, 2011 will generally be determined based upon estimated portfolio fund valuations as of December 31, 2010 available to Thorndale Farm prior to March 1, 2011 and generally will not be adjusted to reflect either corrected or revised portfolio fund valuations received on or after March 1, 2011 or changes in portfolio fund valuations during the compensation year beginning January 1, 2011.

(f) Annual Fee Based on Real Estate Valuations. Each Client acknowledges that to the extent such Client’s Assets include interests in real estate, the value of such Assets will be determined by Thorndale Farm using such methodology as Thorndale Farm chooses in its discretion. Thorndale Farm shall have no obligation to obtain appraisals of any such real estate. Thorndale Farm may take into consideration any evidence of value presented by Client, but is under no obligation to use any value asserted by Client.

(g) Multiple Levels of Fees/Expenses. Each Client understands and agrees that, in addition to the Annual Fee payable to Thorndale Farm, the Client will indirectly bear their allocable share of the expenses noted in paragraph 3.2 of this Agreement, including, without limitation, (1) the expenses of one or more family investment vehicles in which such Client’s assets are invested and (2) the management fees, expenses and performance fees/incentive allocations of the underlying portfolio funds in which such family investment vehicles invest.

3.2 Expenses.

(a) Responsibility for and Allocation of Expenses. Except as otherwise specified in this Agreement, Thorndale Farm shall bear all of its separate expenses arising out of its duties under this Agreement, including all of its general overhead expenses (including the rent of the offices that Thorndale Farm will occupy, compensation and benefits of the employees of Thorndale Farm, maintenance of its books and records, and its fixed expenses, telephones, and general purpose office equipment) but shall not be responsible for the expenses of any Client. In particular, but without limiting the generality of the foregoing, Thorndale Farm shall not be responsible for the following expenses of any Client: fees and expenses of the trustee or other fiduciary (as applicable); legal and recording fees and expenses; professional fees (including, without limitation, expenses of consultants and experts retained pursuant to subparagraph 3.2(b) except those retained by Thorndale Farm pursuant to paragraph 2.2 of this Agreement) relating to investments; accounting, auditing, administration, risk monitoring, and tax preparation expenses (to the extent such tax preparation is not performed by Thorndale Farm); custodial expenses; taxes; insurance; printing and mailing expenses; all investment expenses (i.e., expenses that Thorndale Farm reasonably determines to be directly related to the investment of Client Assets, such as brokerage commissions, clearing and settlement charges, bank service fees, interest expenses, and other investment expenses); research expenses; pro rata costs and expenses of family investment vehicles; pro rata costs and expenses of the underlying portfolio funds advised by Third Party Managers (including, without limitation, management fees of Third Party Managers (generally ranging from 1% to 3% of assets under management) and performance fees or allocations to such managers (generally ranging from 10% to 25% of net profits); Thorndale Farm’s legal expenses in relation to each Client; and any extraordinary expenses (such as litigation and indemnification of Thorndale Farm). Included in the investment expenses borne by each Client are the reasonable out-of-pocket expenses of Thorndale Farm (for example, travel expenses related to due diligence investigations of existing and prospective underlying portfolio funds managed by Third Party Managers). To the extent that the foregoing expenses are allocable to one or more Clients, each Client agrees to bear its pro rata share of such expenses.

(b) Engagement of Professionals. From time to time Thorndale Farm may engage, hire, retain, and employ, in the name of and for the account of one or more Clients, lawyers, accountants, and other professionals to address issues specific to one or more Clients. For example, estate planning attorneys, real estate brokers, or life insurance professionals may be engaged specifically for one or more Clients. Said attorneys, accountants, and others may be employed, hired, engaged and retained on such terms and conditions and for such compensation as Thorndale Farm deems reasonable. Each Client agrees to bear its pro rata share of such expenditures as set forth in subparagraph 3.2(a) of this Agreement. For the avoidance of doubt, Thorndale Farm has currently retained Cambridge Associates in the name of and for the account of each Client to assist Thorndale Farm in the selection, engagement and evaluation of Third Party Managers; and each Client bears its pro rata share of the fees and expenses of Cambridge Associates.

(c) Reimbursement of Expenses. From time to time, Thorndale Farm may directly pay expenses incurred on behalf of one or more Clients. Each Client agrees to promptly reimburse Thorndale Farm for Client’s pro rata share of such expenses.

ARTICLE 4

CONFLICTS OF INTEREST; INDEMNIFICATION; DISPUTES

4.1 Waiver of Conflicts of Interest. Oakleigh Thorne is the Chief Executive Officer of Thorndale Farm, a Manager of Thorndale Farm, a member of its investment committee, a prior owner of Thorndale Farm and a trustee or beneficiary of some of the owners of Thorndale Farm. Other Family Members are serving, or may in the future serve, as officers or Managers of Thorndale Farm, members of its investment committee. If any such Family Member is a trustee or beneficiary of a Client, such Client waives, to the greatest extent permitted by law, any conflict of interest or fiduciary duty against self-dealing, and each Client acknowledges that any such conflicts of interest and conflicting duties are within the intended scope of such Family Member’s expected multiple responsibilities and each Client specifically waives, approves and consents to such conflicts whether existing now or arising in the future.

4.2 Limitation on Liability.

(a) Release. To the greatest extent permitted by law, each Client releases, forever discharges, and covenants not to sue Thorndale Farm, any officer or Manager of Thorndale Farm, any member of its investment committee and any employee or agent of Thorndale Farm (each a “Released Party”) from all liability, claims and causes of actions that such Client ever had, now has, or which such Client or any personal representative or successor of such Client may have in the future that directly or indirectly resulted from any act or failure to act except for any liability resulting from the willful misconduct or gross negligence of a Released Party.

Each Client understands that Thorndale Farm may owe certain duties to such Client under the Advisers Act or other federal or state statutes, or rules or regulations thereunder, or the rules or regulations of self-regulatory organizations, the breach of which may confer upon such Client certain rights of action against it even if such breach did not involve a violation of the standard of care set forth in the preceding sentence. Accordingly, that standard is not intended to constitute or be construed as a waiver or limitation of any such rights of action.

(b) Indemnification for Client Proceedings. If a Client or any personal representative or successor of a Client threatens, files, brings or participates in, except as required by law, any investigation, claim, action, suit or proceeding, without regard to whom is the initiating party, whether civil, criminal, administrative or investigative (a “Proceeding”) directly or indirectly, against any Released Party, such Client shall severally, not jointly, to the fullest extent permitted by applicable law as then in effect, indemnify the Released Party against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement by such Released Party in connection with such Proceeding, unless a court of proper jurisdiction or binding arbitration determines that the release under subparagraph 4.2(a) of this Agreement is ineffective because liability resulted from willful misconduct or gross negligence of such Released Party. Such indemnification shall include the right to receive payment in advance of any expenses incurred by the Released Party in connection with such Proceeding, consistent with the next sentence and any provisions of applicable law as then in effect. Each Client shall pay or reimburse reasonable expenses so incurred by an indemnified party in defending any Proceeding in advance of the final disposition of such Proceeding if such Client has received in advance an undertaking by such party to repay all amounts advanced if it is ultimately determined that such party is not entitled to be indemnified. If a claim for indemnification or payment of expenses under this subparagraph is not paid in full within sixty days after a written claim is made, the claimant may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim.

(c) Indemnification for Third Party Proceedings. If any Released Party if involved in any manner (including, without limitation, as a party or witness) or threatened to be made so involved in any Proceeding, directly or indirectly arising by reason of the fact that Thorndale Farm was performing services to a Client under this Agreement, the Released Party shall be entitled to indemnification from such Client severally and not jointly, and such Client shall have the same obligations, as set forth in the preceding paragraph of this Agreement with respect to Client proceedings.

(d) Several Liability. For the avoidance of doubt, each Client’s obligations under subparagraphs 4.2(b) and (c) of this Agreement are several, not joint; provided, however, that if more than one Client is involved in any such proceedings, each Client agrees to pay its pro rata share of amounts payable to Thorndale Farm pursuant thereto.

(e) Limitation on Liability. To the greatest extent permitted by applicable law, Thorndale Farm’s aggregate liability to any Client in the event of gross negligence or willful misconduct by any Released Party shall not exceed the amount of fees paid by such Client to Thorndale Farm pursuant to this Agreement during the twelve months prior to the date of such gross negligence or willful misconduct; provided that if the date of such gross negligence or willful misconduct occurs prior to January 1, 2010, the aggregate liability shall not exceed an amount equal to the good faith estimate of the fees to be paid with respect to the compensation year commencing January 1, 2009 and ending December 31, 2009, which estimate will be based on the aggregate amount of fees received by Thorndale Farm at the time of such gross negligence or willful misconduct.

(f) Force Majeure. Notwithstanding anything in this Agreement to the contrary, Thorndale Farm shall not be liable or responsible for its failure to carry out any of its obligations under this Agreement caused by force majeure. The term “Force Majeure” shall mean any cause beyond the control of Thorndale Farm which by the exercise of reasonable diligence Thorndale Farm is unable to overcome, including, without limitation, the following: “Acts of God”; fire; flood, landslide, lightning, earthquake, hurricane, tornado, storm, freeze; drought; blight, famine, epidemic; quarantine; strike, lockout, or other labor difficulty; theft; casualty; accident; computer, telephone or other equipment breakdown; the failure of a common carrier; failure or shortage of, or inability to obtain from usual sources, goods, labor, equipment, information or drawings, machinery, supplies, software, power, fuel, telephone or other data communication services or materials; embargo or injunction; litigation or arbitration with suppliers and vendors; shortage of rolling stock; arrest; war; civil disturbance; explosion; act of public enemies; or sabotage. If Thorndale Farm is rendered unable to fulfill any obligation under this Agreement by reason of a Force Majeure, Thorndale Farm shall make commercially reasonable efforts to overcome such inability within a reasonable time.

4.3 Mediation of Disputes. Each Client agrees to attempt to resolve privately any dispute with any Released Party related to this Agreement. Each Client agrees not to initiate a judicial proceeding directly or indirectly related to this Agreement or the services provided by Thorndale Farm or any other Released Party until the earlier of (a) 120 days after providing written notice of such Client’s claim to Thorndale Farm and the Released Party including the specific basis for such Client’s claim, the amount of any damages and the nature of any remedy sought, and (b) the completion of nonbinding mediation efforts. Each Client agrees to participate in good faith in any nonbinding mediation requested by Thorndale Farm and the Released Party. The mediation shall be conducted in New York (or such other location as is agreed by the parties). Counsel for the parties shall mutually select as a mediator an attorney practicing in New York (or such other location as is agreed to by the parties), who is experienced in commercial mediation. If counsel for the parties are unable to agree upon the selection of the mediator, the mediator shall be selected by JAMS (f/k/a Judicial Arbitration and Mediation Services Inc.). Notwithstanding paragraph 4.2 of this Agreement, each Client and Thorndale Farm agree to share equally the cost of mediation. If more than one Client is involved in such mediation, each such Client agrees to pay its pro rata share of the 50% per cent of such mediation costs not attributable to Thorndale Farm.

ARTICLE 5

GENERAL PROVISIONS

5.1 Written Notices. Unless otherwise specifically provided herein, all notices, demands or other communications given under this Agreement shall be in writing and shall be deemed to have been delivered as of actual personal delivery or as of the third business day after (1) mailing by United States registered or certified mail, return receipt requested, postage prepaid, (2) overnight or next business day courier, postage prepaid, or (3) facsimile transmission (with a hard copy sent by United States mail), addressed as follows:

If to a Client, to the address(es) specified in the Addendum for such Client.

If to Thorndale Farm, to:

Oakleigh Thorne

Thorndale Farm, LLC

P.O. Box 871

Lake Forest, IL 60045

or such other address or to such other person as any party shall designate to the others for such purpose in the manner hereinabove set forth.

5.2 Successor and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective legal representatives, successors and assigns; provided, however, that, except as otherwise set forth below or in paragraph 2.2 or subparagraph 3.2(b) of this Agreement, neither party may, without the prior written consent of the other party, assign this Agreement to anyone. If Client is a natural person, the death, disability or incompetency of Client will not terminate or change the terms of this Agreement with respect to such Client. However, each Client’s executor, guardian, attorney-in-fact or other authorized representative may terminate this Agreement as provided under paragraph 2.3 of this Agreement. The Client acknowledges that (a) all of the limited liability company interests in Thorndale Farm (“Thorndale Farm Interests”) are currently held by Family Members and (b) all or portion of the Thorndale Farm Interests may be transferred to one or more other Family Members (“Infra-Family Transfer”). In the event that an Intra-Family Transfer of Thorndale Farm Interests is deemed to constitute an “assignment” of this Agreement by Thorndale Farm within the meaning of Section 202(a)(1) of the Advisers Act or applicable analogous state law, each Client consents to any such assignment.

5.3 Confidentiality. Thorndale Farm and each Client agree to keep all information in the possession of each other as a consequence of this Agreement and the performance of services under this Agreement strictly confidential, and not to disclose any such information to any third party other than their respective attorneys, accountants, and advisors, including the agents, representatives, and employees of Thorndale Farm, except upon the prior written consent of the other, or as may be required by applicable law. Each Client agrees that Thorndale Farm shall not have any obligation to disclose the terms of one Client’s Addendum to any other Client. Each party agrees that breach of this Agreement will cause irreparable harm for which there is no adequate remedy at law and that, in addition to monetary damages, a party damaged by actual or threatened violation of this paragraph shall be entitled to an injunction prohibiting such breach.

5.4 No Implied Waiver. The failure of either party at any time to require performance by the other party of any provision of this Agreement shall not affect in any way the full right to request such performance at any time thereafter, nor shall the waiver by either of a breach of any provision hereof be taken or held to be a waiver of the provision itself.

5.5 Captions. Captions in this Agreement are inserted for convenience of reference only and do not define, describe or affect the construction or interpretation or limit the scope or the intent of this Agreement or any of the terms and provisions of this Agreement.

5.6 Modification of Agreement. If any provision of this Agreement is or should become inconsistent with any law or rule of any governmental or regulatory body having jurisdiction over the subject matter of this Agreement, the provision will be deemed to be rescinded or modified in accordance with any such law or rule. In all other respects, this Agreement will continue and remain in full force and effect. Except as otherwise provided for in this Agreement, no modification, waiver, amendment, discharge or change of this Agreement or any term or representation therein shall be valid unless the same is in writing and signed by the party against which the enforcement of such modification, waiver, amendment, discharge, or change is or may be sought.

5.7 Further Assurances. Each Client and Thorndale Farm shall, whenever and as often as reasonably requested to do so by the other party, execute, acknowledge and deliver or cause to be executed, acknowledged or delivered, any and all documents and instruments as may be necessary, expedient or proper in the opinion of the requesting party to carry out the intent and purposes of this Agreement, providing that the requesting party shall bear the cost and expense of such further instruments or documents (except that each party shall bear its own attorneys’ fees).

5.8 Controlling Law. This Agreement shall be construed and enforced in accordance with the laws of the State of Delaware without giving effect to any conflict or choice of law provisions of that State, provided that nothing in this Agreement will be construed in any manner inconsistent with the Advisers Act or any rule or order of the SEC under the Advisers Act.

5.9 Severability. In the event that any of the provisions, or portions thereof, of this Agreement or the Client Addendum are held to be unenforceable or invalid by any governmental or regulatory body having jurisdiction over the subject matter of this Agreement, or any court of competent jurisdiction, the validity and enforceability of the remaining provisions, or portions thereof, shall not be affected thereby.

5.10 Entire Agreement. This Agreement and the Client Addendum contain the entire understanding between Thorndale Farm and each Client concerning the subject matter of this Agreement in respect of such Client. This Agreement and the Client Addendum supersede and replace all previous agreements between Thorndale Farm and each Client in respect of such Client, including the Former Agreement. If there is a conflict between the terms of this Agreement and the Client Addendum, the Client Addendum shall prevail.

THORNDALE FARM, LLC

MASTER SERVICE AGREEMENT

CLIENT ADDENDUM

FOR

This Client Addendum to the Thorndale Farm LLC Master Service Agreement (the “Agreement”) is signed on              and is made by and between Thorndale Farm, LLC, a Delaware limited liability company (“Thorndale Farm”) and              (the “Client”). Unless otherwise defined herein, capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Agreement.

By execution of this Client Addendum, Client and Thorndale Farm agree to become bound by the terms and provisions of the Agreement, except as modified by this Client Addendum.

1.	Client Assets. Pursuant to paragraph 1.3 of the Agreement, the Assets that the Client wishes Thorndale Farm to manage at this time are listed on the attached statement. (Please attach a custodial or other inventory of assets.)

2.	Custody of Client Assets. Pursuant to paragraph 1.4 of the Agreement, the Assets (other than real estate) will be held in a custodial account established by the Client with:

Name of Custodian:	___________________________________________

Street Address:	___________________________________________

City, State & Zip Code:	___________________________________________

Account Number:	___________________________________________

Contact Person:	___________________________________________

Telephone Number:	___________________________________________

3.	Services Elected by Client. Pursuant to paragraph 2.1 of the Agreement, Client elects for Thorndale Farm to provide the following services with respect to the Assets (please check):

☐	Develop and implement, subject to the approval of Client, investment strategy, asset allocation, investment guidelines and performance benchmarks for Client.

☐	Manage the selection, engagement and evaluation of investment managers.

☐	Create and administer family investment vehicles for pooled investing.

☐	Maintain legal records for all family investment vehicles in which Client has an interest.

☐	Monitor investment performance of the Assets.

☐	Review and approve bank reconciliations relating to the Assets.

☐	Assist in income tax planning, prepare estimated tax payments and prepare income tax returns.

☐	Manage real estate owned by Client listed on the attached statement, including liability insurance and real estate tax payments.

☐	Manage and administer the property, casualty and umbrella insurance coverage, premiums and claims for property owned by Client and described on the attached statement (it being understood that the Client is responsible for payment of insurance premiums).

☐	Serve as liaison with outside advisors, including legal counsel, financial advisors, tax and accounting advisors and trustees.

☐	Provide periodic investment and status reports to Client.

☐	Meet personally with Client to review the status of Client’s financial performance and risk management, and to answer any questions Client may have regarding any of the matters that are the subject of the Agreement.

☐	Financial planning, including assisting Client in preparing a budget or cash flow projection and financial statement, and cash management.

☐	Facilitate the acquisition and maintenance of any type of insurance, including life insurance, medical insurance, and long-term care insurance.

☐	Coordinate estate planning and implementation process for Client.

☐	Provide ongoing financial education for Client and Client’s family.

☐	Organize periodic family meetings.

Master Service Agreement

Client Addendum

4.	Value of the Assets and Annual Fee Rates. Pursuant to Article 3 of the Agreement, Thorndale Farm’s fees for services provided under the Agreement will be as follows .

5.	Entire Agreement. This Client Addendum and the Agreement contain the entire understanding between Thorndale Farm and each Client concerning the subject matter of this Client Addendum and the Agreement in respect of such Client. The Agreement and this Client Addendum supersede and replace all previous agreements between Thorndale Farm and each Client in respect of such Client. If there is a conflict between the terms of the Agreement and this Client Addendum, the Client Addendum shall prevail.

6.	Effective Date. This Client Addendum shall be effective as of .

* * * *

Master Service Agreement

Client Addendum

This Client Addendum to the Thorndale Farm LLC Service Agreement has been executed by Client and Thorndale Farm on the date set forth below.

CLIENT

Dated:

Print Name:

THORNDALE FARM, LLC

By:

Name:

Title:

Master Service Agreement

Client Addendum